SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(b) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

☐ Transaction report pursuant to section 15(d) of the Securities Exchange Act of 1934

   (no fee required)

For the transition period from_________________to_____________

Commission file number___________________________________________

A.	Full title of the plan and the address of plan, if different from that of the issuer named below:

AUTOLIV ASP, INC.

EMPLOYEE SAVINGS AND
INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AUTOLIV, INC.

World Trade Center
Klarabergsviadukten 70, SE-1C724
Stockholm, Sweden
Telephone number, including area code: +46 8 587 20 600

Autoliv ASP, Inc. Employee Savings and
Investment Plan

Audited Financial Statements and Schedule
As of December 31, 2003 and 2002 and
for the Year Ended December 31, 2003

Autoliv ASP, Inc.
Employee Savings and Investment Plan

Audited Financial Statements and Schedule

As of December 31, 2003 and 2002 and for the Year Ended December 31, 2003

Report of Independent Registered Public Accounting Firm

Savings Trust Investment Committee
   and Savings Plan Administrative Committee
Autoliv ASP, Inc.

We have audited the accompanying statements of net assets available for benefits of the Autoliv ASP, Inc. Employee Savings and Investment Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Salt Lake City, Utah
June 3, 2004

Autoliv ASP, Inc.
Employee Savings and Investment Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments	$181,649,561	$145,916,701
Contributions receivable
Participant	—	201,678
Employer	—	80,028

Total receivables	—	281,706
Accrued interest receivable	103,173	118,376

Net assets available for benefits	$181,752,734	$146,316,783

See accompanying notes.

Autoliv ASP, Inc.
Employee Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2003

Additions
Investment income:
Net appreciation in fair value of investments	$29,022,343
Interest income	540,007
Dividend income	361,997

29,924,347
Contributions:
Participants	13,951,815
Employer	4,976,118
Rollover contributions by participants	701,096

19,629,029

Total additions	49,553,376
Deductions
Withdrawals by participants	13,879,981
Administrative expenses	237,444

14,117,425

Net increase	35,435,951
Net assets available for benefits:
Beginning of year	146,316,783

End of year	$181,752,734

See accompanying notes.

Autoliv ASP, Inc.
Employee Savings and Investment Plan

Notes to Financial Statements

December 31, 2003

1. Description of Plan

The following description of the Autoliv ASP, Inc. Employee Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established to provide eligible employees with an incentive to make systematic savings for retirement from current income through payroll deductions and to afford them an opportunity to acquire an equity interest in Autoliv, Inc. The Plan is subject to the provisions of the Internal Revenue Code (the “Code”), section 401(a) and to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Substantially all domestic employees (other than those covered by a collective bargaining agreement, which does not provide for Plan participation) of Autoliv ASP, Inc. (the “Company”) are eligible to participate in the Plan. Employees become eligible participants upon date of hire, without satisfying any age or service requirements.

Contributions

Participation in the Plan is voluntary. Participants make contributions to the Plan for any whole percentage up to a maximum of 50% of base pay, not to exceed the Internal Revenue Service limit. The Company contributes an amount equal to 50% of the first 6% of participants’ contributions. Participants can elect to treat their contributions on a before and/or after-tax basis.

The Company has frozen participation in the Autoliv ASP, Inc., Pension Plan to exclude all employees hired after December 31, 2003; consequently the Company amended the Autoliv ASP, Inc., Employee Savings and Investment Plan effective January 1, 2004 to provide an additional contribution on behalf of the participants in the plan. Each participant who is excluded from participation in the Autoliv ASP, Inc., Pension Plan will receive an additional employer contribution to the Autoliv ASP, Inc., Employee Savings and Investment Plan equal to two percent of such participant’s base pay for the plan year.

Autoliv ASP, Inc.
Employee Savings and Investment Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participants’ Company contributions are allocated among any of ten investment fund options in accordance with participants’ elections. Participants may transfer amounts from one investment fund to another.

Unless the Plan is otherwise notified, all employees except non-U.S. citizens who have elected not to participate are automatically enrolled into the MFO Autoliv Fixed Return Fund at a contribution rate of three percent of base pay.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, and is charged with an allocation of certain administrative expenses not covered by the Company. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are 100% vested in their contributions and participant earnings, if any, thereon. Company contributions and earnings thereon become vested to the participant as follows:

Years of Vesting Service in Plan	Percentage Vested
Less than 1	0%
1 but less than 2	33
2 but less than 3	66
3 or more	100

Notwithstanding the preceding schedule, Company contributions will become 100% vested upon death, total disability from performing normal duties or termination of employment when eligible to retire under the provisions of a qualified Company pension plan.

Autoliv ASP, Inc.
Employee Savings and Investment Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

That portion of the participants’ Company contribution accounts which is not vested at the time of termination of employment is forfeited. Amounts forfeited are applied to subsequent Company contributions under the Plan. Forfeitures can be reinstated if the employee is re-employed before having five consecutive one-year breaks in service, on the condition that a distribution of vested Company contributions has not been received, or if received, was repaid prior to the fifth anniversary of the rehire date.

Participant Loans

Active participants may obtain loans from the Plan. The maximum loan amount is subject to certain Internal Revenue Service and Plan restrictions, and each loan is secured by the participant’s account balance. Loan terms range from one to five years or up to 10 years for the purchase of a primary residence. The interest rate on loans is the Trustee’s prime rate, plus 1%. Loan interest rates are reviewed monthly and adjusted prospectively. Principal and interest is paid through payroll deductions.

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability or retirement, elect to receive annual installments over a ten-year period.

Administrative Expenses

With the exception of fees paid to an insurance company for certain investment contracts, administrative and general expenses of the Plan are paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate, amend, modify or suspend the Plan at any time. In the event the Plan is terminated, the entire value of the investment funds shall be applied for the exclusive benefit of participants, and no part of the funds will revert to the Company. Upon termination of the Plan, the Company will have no obligation to continue making contributions to the Plan, and the Company contribution account for each participant will become 100% vested and nonforfeitable.

Autoliv ASP, Inc.
Employee Savings and Investment Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies

Investment Valuation and Income Recognition

All of the Plan investments are held in trust at the Northern Trust Company. The Northern Trust Company acts as the Plan’s trustee and is the custodian of the Autoliv Inc. common stock fund.

Investments in common stock are recorded at fair value as determined by quoted prices in active markets.

Shares of mutual funds are valued at quoted market prices, which represents the net asset values of shares held by the Plan at year-end.

Pooled separate accounts are recorded at fair value as determined by independent pricing services based on the current market values of the underlying assets.

Investment contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. There are no reserves against contract values for credit risk of contract issues or otherwise. The fair value of the investment contracts at December 31, 2003 and 2002 approximates contract value. The average yield was approximately 4.41% in 2003 and 5.18% in 2002. The crediting interest rate for these investment contracts is reset annually by the issuer but cannot be less than zero and was 5.31% and 6.20% at December 31, 2003 and 2002.

Short-term investment fund units are purchased daily for any uninvested cash. These units are valued at par, which is equal to the redemption value.

Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Autoliv ASP, Inc.
Employee Savings and Investment Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2003, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as follows:

Net Realized and
Unrealized
Appreciation
(Depreciation) in
Fair Value
During the Year
Fair value as determined by quoted market prices:
Autoliv, Inc. common stock	$10,655,115
Mutual funds	17,079,037
Fair value as determined by independent pricing services:
Pooled separate accounts	1,599,822
Guaranteed investment determined by contract:
Investment contract	(454,465)
Fair value determined to be redemption value:
Short-term investment fund	142,834

$29,022,343

Autoliv ASP, Inc.
Employee Savings and Investment Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2003	2002
New York Life Fixed Return Fund	$63,056,644	$60,785,843
MFO BT Pyramid EQTY Index Fund	48,412,338	36,651,249
Autoliv, Inc. Common Stock	22,744,890	15,418,406
MFO BT Pyramid Russell 2001 EQTY	16,300,176	8,926,381
Participant Loans	8,828,180	8,580,957

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 14, 2002 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. The Plan was amended subsequent to receiving the determination letter.

5. Party in-Interest Transactions

During 2003, the Plan received dividends from Autoliv, Inc. of $361,997. Purchases of Autoliv, Inc. common stock amounted to $4,388,968 and sales of Autoliv, Inc. common stock were $7,859,111 in 2003.

Supplemental Schedule

Autoliv ASP, Inc. Employee Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN 36-3640053, Plan 036

December 31, 2003

		(c)
		Description of
		Investments,
		Including Maturity
	(b)	Date, Rate of
	Identity of Issue, Borrower, Lessor	Interest, Par or	(e)
(a)	or Similar Party	Maturity Value	Current Value
	Pooled Separate Accounts
*	Northern Trust Pre-Mixed Fund A		$2,193,012
*	Northern Trust Pre-Mixed Fund B		4,078,237
*	Northern Trust Pre-Mixed Fund C		6,054,135

			12,325,384
	Mutual Funds
	MFO BT Pyramid EQTY Index Fund	6,435,260 shares	48,412,338
	MFO Bankers TR Daily INTL EAFE Fund	796,710 shares	4,666,497
	MFO BT Pyramid Russell 2001 EQTY	1,545,270 shares	16,300,176
	MFB NTGI COLTV Daily Aggregate	6,239 shares	1,899,397
*	MFB Northern Instl Fds Mid Cap Growth Fund	320,859 shares	3,135,211

			74,413,619
	New York Life Fixed Return Fund	4,837,948 shares	63,056,644
*	Autoliv, Inc. Common Stock	604,081 shares	22,744,890
	USD Short Term Investment Fund	280,844 shares	280,844
*	Participant Loans	Interest rates ranging from
		5.00% to 11.5%, maturing
		through 2013	8,828,180

			$181,649,561

* Party-in-interest to the Plan

All investments are participant directed. Accordingly, column (d) “cost” is not applicable.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AUTOLIV ASP, INC.

EMPLOYEE SAVINGS AND INVESTMENT PLAN

Date: June 28, 2004	/s/ Ryan Woolf

Ryan Woolf
Treasurer